Exhibit 99.2

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 15, 2020

Dear Shareholders,

Notice is hereby given that Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C., at 3 p.m. (China Standard Time) on September 15, 2020 (which is 3 a.m. (Eastern Daylight Time) on September 15, 2020) for the following purposes:

To table the financial statements of the Company for the year ended December 31, 2019, as contained in the 20-F annual report of the Company issued on April 30, 2020.

To consider and, if thought fit, pass the following resolutions as ordinary resolutions, which are detailed in the proxy statement attached hereto (the “Proxy Statement”):

1.                                      That the execution, delivery and performance by the Company or its relevant subsidiaries of each of:

(a)         the CN Purchase Agreement to be entered into by and among the Company, the Investor and its security trustee, in substantially the form attached to the Proxy Statement as Schedule A (the “CN Purchase Agreement”), pursuant to which (i) the Company sell and issue to Peak Asia Investment Holdings V Limited (the “Investor”), one of its major shareholders, and that the Investor purchase from the Company a certain convertible note in a principal amount of US$5,000,000 and, upon the Company’s written request and at the Investor’s absolute discretion, another convertible note in a principal amount of no more than US$5,000,000 (together, the “Convertible Notes”) (the “CN Issuance”); and (ii) the Convertible Notes may be converted or redeemed in accordance with the terms of the Convertible Notes as set out in the CN Purchase Agreement;

(b)         the form of the Convertible Notes to be executed by the Company and agreed and accepted by the Investor, which is included as a schedule to the CN Purchase Agreement;

(c)          the Exit Payments Agreement to be entered into by and among the Company, the Investor, Dr. Zhou Pengwu and Ms. Ding Wenting, in substantially the form attached to the Proxy Statement as Schedule B (the “Exit Payments Agreement”), pursuant to which the Investor will be entitled to a payment of up to US$3,000,000 for each Convertible Note it purchases (up to US$6,000,000 in aggregate to the extent it elects to purchase both Convertible Notes), if within a period of two years and six months (extendable for another six months) the conditions set out in the Exit Payments Agreement are met;

(d)         the First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited (龍翠控股有限公司) (the “BVI Subsidiary”) by the Company in favour of the Investor and certain ancillary deliverables, in substantially the form attached to the Proxy Statement as Schedule C (the “BVI Share Charge”);

(e)          the First Rank Deed of Share Charge Over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) (the “HK Subsidiary”) by the BVI Subsidiary in favour of the Investor and certain ancillary deliverables, in substantially the form attached to the Proxy Statement as Schedule D (the “HK Share Charge”); and

(f)           the Equity Interest Pledge Agreements (股权质押协议) to be entered into by and among, the HK Subsidiary, Peng Yi Da Business Consulting Co., Ltd. (鹏意达商务咨询（深圳）有限公司) (the “WFOE”), and the Investor and/or its designated security trustee, in substantially the forms attached to the Proxy Statement as Schedule E-1 and Schedule E-2 (collectively with the BVI Share Charge and the HK Share Charge, the “Share Pledges”),

(collectively, the “Transaction Documents”), and any and all other documents, agreements, instruments or certificates required or contemplated by any of the Transaction Documents, or deemed necessary or appropriate in connection therewith (including any de-registration, registration or release documents), and the consummation of the transactions contemplated thereby including the CN Issuance and the creation of the Share Pledges.

2.                                      That such number of ordinary shares, par value US$0.001 per share of the Company (“Ordinary Shares”) be reserved, and the Board of Directors of the Company be authorized to reserve such number of Ordinary Shares, as may be required from time to time, to satisfy the conversion rights of the Investor in relation to and pursuant to the applicable Transaction Documents, and that the issuance of the Company’s ordinary shares pursuant to the exercise by the Investor of its contractual conversion rights pursuant to the terms and conditions of the CN Purchase Agreement be approved and confirmed in all respects, and the Company’s registered office provider be authorized and instructed to procure that the Company’s register of members be updated to effect the issuance of such shares to the Investor or its nominee upon such exercise of the Investor’s conversion rights.

3.                                      Re-election of Ms. Cathy Peng as a Director of the Company.

4.                                      That each of the Directors and officers and the registered office provider or registered agent of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission on April 30, 2019, which may be accessed on the Company’s investor relations website at http://ir.aihgroup.net/ and on the SEC’s website at www.sec.gov. The Company will provide hardcopies of the annual report, free of charge, to its shareholders and the holders of the Company’s American depositary shares (“ADS”) upon request submitted to ir@pengai.com.cn.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on September 5, 2020 (China Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

We cordially invite all shareholders of the Company to attend the Meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, either on a show of hands or on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a resolution of its directors or other governing body showing the authorization to represent such shareholder to the Company.

A shareholder or their proxy (or in the case of a shareholder which is a corporation, its authorized representative) may participate at the Meeting by way of conference telephone. Details of the conference telephone will be published on our website at http://ir.aihgroup.net/ before the Meeting.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return the form of proxy in accordance with these instructions. To be valid, the Form of Proxy must be completed, signed and returned to the Company’s registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu) as soon as possible so that it is received by the Company not less than 48 hours before the time for holding the Meeting. A written notice of revocation must be delivered to the attention of the Company prior to the Meeting. A duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

The Proxy Card and the Proxy Statement are enclosed here, which, along with the Notice of the Annual General Meeting of Shareholders, are also available through our website at http://ir.aihgroup.net/.

By Order of the Board of Directors,

Dr. Zhou Pengwu
Chairman of the Board and Chief Executive Officer